EXHIBIT 99.1

PyroGenesis Announces Appointment of new CFO, Mr. Andre Mainella

MONTREAL, Sept. 27, 2021 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (NASDAQ: PYR) (TSX: PYR) (FRA: 8PY), a high-tech Company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions to reduce greenhouse gases, today is pleased to announce today the appointment of Mr. Andre Mainella, as Chief Financial Officer (CFO) of the Company. Mr. Mainella will replace Mr. Ben Simo, who no longer works for the Company. We wish him well in his future endeavors.

Mr. Mainella has more than 20 years of experience in senior financial positions in various industries including mining, manufacturing and distribution. As senior audit manager at Raymond Chabot Grant Thornton for several years, he has worked on a varied list of audit and non-audit mandates for private and publicly traded companies. Working for Cogeco as Director of Consolidation and Corporate Accounting, Andre also brings to the Company extensive experience in the implementation of accounting standards, corporate finance, business acquisitions, divestitures and financial reporting consolidation. Mr. Mainella received his Chartered Professional Accountant designation in 2001. He holds a Bachelor of Commerce and a graduate diploma in public accounting from Concordia University in Montreal.

“On behalf of the Board, it gives me great pleasure to welcome Mr. Mainella to our executive leadership team at this pivotal point in our growth trajectory, as PyroGenesis’ CFO,” said Mr. P. Peter Pascali, President and Chair of PyroGenesis. “Mr. Mainella brings an impressive set of financial and accounting skills in publicly traded companies, combined with an extensive background in financial reporting consolidation. We are looking forward to having him add his expertise, to that of the Board’s, during this exciting time in the Company's evolution, as he will be overseeing the finance/accounting departments while contributing to the execution of the Company’s strategic plan.”

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG), and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:
Rodayna Kafal, Vice President Investors Relations and Strategic Business Development
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com
RELATED LINK: http://www.pyrogenesis.com/